UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 31 July 2024

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 01 July 2024 — Total Voting Rights
99.2	Exhibit 99.2 Announcement sent to the London Stock Exchange on 05 July 2024 — Director/PDMR Shareholding
99.3	Exhibit 99.3 Announcement sent to the London Stock Exchange on 09 July 2024 — Director/PDMR Shareholding
99.4	Exhibit 99.4 Announcement sent to the London Stock Exchange on 11 July 2024 — Director/PDMR Shareholding
99.5	Exhibit 99.5 Announcement sent to the London Stock Exchange on 16 July 2024 — Director/PDMR Shareholding
99.6	Exhibit 99.6 Announcement sent to the London Stock Exchange on 22 July 2024 — Director/PDMR Shareholding
99.7	Exhibit 99.7 Announcement sent to the London Stock Exchange on 25 July 2024 — Director/PDMR Shareholding

Exhibit 99.1

1 July 2024

National Grid plc ('National Grid' or 'Company')

Voting Rights update

National Grid's registered capital as of 1 July 2024 consisted of 5,052,587,194 ordinary shares, of which, 240,846,930 were held as treasury shares; leaving a balance of 4,811,740,264 with voting rights.

The figure of 4,811,740,264 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA's Disclosure Guidance and Transparency Rules.

Julian Baddeley
Group Company Secretary

Exhibit 99.2

5 July 2024

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial
Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR') and relates to the acquisition of shares by the following Group Executive Committee members, who are also PDMRs, under the Company's Long Term Performance Plan ('LTPP').

These awards relate to the 2021 LTPP and are referred to in the Company's 2023/24 Annual Report and Accounts. The awards were conditional on continued employment with the Company and on the satisfaction of the performance conditions approved by the Remuneration Committee, which (after tax on the gross award) must be retained until the shareholding requirement is met, and in any event for Executive Directors two years after receipt. This award is subject to malus and clawback provisions.

The Company also announces a correction to the announcement made on 14 June 2024. On 3 July 2024 the Company was notified that due to an administration error, it was incorrectly announced that Andy Agg, Chief Financial Officer, sold 1,335 rights under the Share Incentive Plan pursuant to the 2024 Rights Issue. The amended announcement is included below in full which shows his full take-up of these rights.

In accordance with MAR the relevant Financial Conduct Authority ('FCA') notifications are set out below.
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Amendment
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of shares from a full take-up of rights over a Share Incentive Plan holding pursuant to the 2024 Rights Issue.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 6.45	1,335
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.06.12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of shares in respect of the Long Term Performance Plan ('LTPP') 2021 award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP Nil	229,837
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.01
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Sale of shares resulting from Long Term Performance Plan ('LTPP') award exercise to cover tax liabilities.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 8.919017	108,403
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.02
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Justine Campbell
2	Reason for the notification
a)	Position/status	Group Chief Legal Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of shares in respect of the Long Term Performance Plan ('LTPP') 2021 award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP Nil	117,599
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.01
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Sale of shares resulting from Long Term Performance Plan ('LTPP') award exercise to cover tax liabilities.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 8.919017	55,466
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.02
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of shares in respect of the Long Term Performance Plan ('LTPP') 2021 award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP Nil	418,303
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.01
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Sale of shares resulting from Long Term Performance Plan ('LTPP') award exercise to cover tax liabilities.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 8.919017	197,294
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.02
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ben Wilson
2	Reason for the notification
a)	Position/status	Chief Strategy and Regulation Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of shares in respect of the Long Term Performance Plan ('LTPP') 2021 award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP Nil	108,253
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.01
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Sale of shares resulting from Long Term Performance Plan ('LTPP') award exercise to cover tax liabilities.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 8.919017	51,058
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.02
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit 99.3

9 July 2024

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR'). In accordance with MAR, the relevant Financial Conduct Authority ('FCA') notifications are set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 9.3086	16
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 9.3086	17
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Will Serle
2	Reason for the notification
a)	Position/status	Chief People and Culture Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 9.3086	16
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ben Wilson
2	Reason for the notification
a)	Position/status	Chief Strategy and Regulation Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 9.3086	16
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.08
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit 99.4

11 July 2024

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial
Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR') and relates to the purchase of shares by a Non-Executive Director. On 9 July 2024, the Company was notified that Earl Shipp, Non-Executive Director, purchased 1,030 ordinary shares.

In accordance with MAR the relevant Financial Conduct Authority ('FCA') notification is set out below.
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Earl Shipp
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Purchase of ordinary shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 8.99	1,030
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.02
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit 99.5

16 July 2024

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation (MAR) and relates to the following Executive Directors and PDMRs being granted awards under the Company's Annual Performance Plan (APP) on 15 July 2024, which relates to a percentage of the award for 2023/24 being paid in shares, and which (after tax on the gross award) must be retained until the shareholding requirement is met, and in any event for two years after receipt. This award is subject to clawback and malus provisions.

For further details of the APP, please see the Company's 2023/24 Annual Report and Accounts.

In accordance with MAR the relevant Financial Conduct Authority (FCA) notifications are set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Under the National Grid plc Annual Performance Plan (APP) Ordinary shares were purchased in the market, which relates to 50% of the APP for 2023/24 being paid in shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 9.44607	18,915
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Justine Campbell
2	Reason for the notification
a)	Position/status	Group Chief Legal Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Under the National Grid plc Annual Performance Plan (APP) Ordinary shares were purchased in the market, which relates to 33.33% of the APP for 2023/24 being paid in shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 9.44607	5,872
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Under the National Grid plc Annual Performance Plan (APP) Ordinary shares were purchased in the market, which relates to 50% of the APP for 2023/24 being paid in shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 9.44607	29,806
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ben Wilson
2	Reason for the notification
a)	Position/status	Chief Strategy and Regulation Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Under the National Grid plc Annual Performance Plan (APP) Ordinary shares were purchased in the market, which relates to 33.33% of the APP for 2023/24 being paid in shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 9.44607	5,706
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Will Serle
2	Reason for the notification
a)	Position/status	Chief People and Culture Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Under the National Grid plc Annual Performance Plan (APP) Ordinary shares were purchased in the market, which relates to 33.33% of the APP for 2023/24 being paid in shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 9.44607	4,969
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Courtney Geduldig
2	Reason for the notification
a)	Position/status	Chief Corporate Affairs Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction	Under the National Grid plc Annual Performance Plan (APP) American Depositary Shares (ADS) were purchased in the market, which relates to 33.33% of the APP for 2023/24 being paid in shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 61.55	241
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.15
f)	Place of the transaction	Outside of a Trading Venue

Exhibit 99.6
22 July 2024

National Grid plc ('National Grid' or 'Company')
Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR') and relates to the National Grid 2023/24 final dividend scrip alternative and dividend reinvestment under the National Grid Share Incentive Plan.

In accordance with MAR the relevant Financial Conduct Authority notifications are set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of securities ("dividend shares") under the Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 9.372703	192
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024/07/19
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of securities ("dividend shares") under the Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 9.372703	271
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024/07/19
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ben Wilson
2	Reason for the notification
a)	Position/status	Chief Strategy and Regulation Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of securities ("dividend shares") under the Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 9.372703	10
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024/07/19
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit 99.7

25 July 2024
National Grid plc ('National Grid' or 'Company')
Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR') and relates to the following PDMRs being granted awards under the Company's Long Term Performance Plan ('LTPP') on 23 July 2024.

Each of the LTPP Awards will vest on or after 1 July 2027 and are conditional on continued employment and on the satisfaction of the performance conditions approved by the Remuneration Committee.

In addition, as disclosed in the Company's 2023/24 Annual Report and Accounts, Executive Directors are required to retain the after-tax value of any shares under the LTPP award until the shareholding requirement is met, and in any event for two years after receipt. The LTPP award is subject to clawback and malus provisions. For further details of the LTPP, please see the Company's 2023/24 Annual Report and Accounts.

In accordance with MAR the relevant Financial Conduct Authority notifications are set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	247,193
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.23
f)	Place of the transaction	Outside of a Trading Venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Justine Campbell
2	Reason for the notification
a)	Position/status	Group Chief Legal Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	122,600
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.23
f)	Place of the transaction	Outside of a Trading Venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Courtney Geduldig
2	Reason for the notification
a)	Position/status	Chief Corporate Affairs Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction	Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	19,517
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.23
f)	Place of the transaction	Outside of a Trading Venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	438,141
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.23
f)	Place of the transaction	Outside of a Trading Venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Will Serle
2	Reason for the notification
a)	Position/status	Chief People and Culture Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	109,576
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.23
f)	Place of the transaction	Outside of a Trading Venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ben Wilson
2	Reason for the notification
a)	Position/status	Chief Strategy and Regulations Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	119,800
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.07.23
f)	Place of the transaction	Outside of a Trading Venue

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 31 July 2024